Buenos Aires, April 20, 2018

COMISIÓN NACIONAL DE VALORES

BOLSA Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to the National Securities Commission ("CNV") and to Bolsas y Mercados Argentinos S.A. ("ByMA"), in my capacity as Responsible for Market Relations of Pampa Energía S.A. ("Pampa" or the "Company") and Petrobras Argentina S.A. (“Petrobras Argentina”), related to relevant event published on February 27, 2018, regarding status of the merger between the Company and Petrobras Argentina, Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A. (the "Merger").

It is hereby informed that yesterday, the Argentine Federal Criminal Court N° 11, Secretary N° 22 notified the Company that it must “place  in custody of this Court and as a precautionary measure the amount of twenty million US dollars or its equivalent in securities, guarantees or any other registrable good as a prior condition to void the order issued by this Court to the CNV on August 25, 2017”, disposition that ordered the CNV to abstain from adopting any measure or definitive resolution regarding the Merger.

Consequently, the Company informs to the investment community, especially the 6,250 identified local and foreign shareholders of Petrobras Argentina awaiting to receive Pampa’s shares, that subject to prior fulfillment of the Company with the Court’s request and instruction from the Court to the CNV to proceed, the CNV shall move forward with the registration of the Merger and therefore, Pampa shall proceed with the issuance of the corresponding shares of the Company in favor of the shareholders of Petrobras Argentina.

Sincerely,

Victoria Hitce

Head of Market Relations